UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144
UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or  print)
Civista Bancshares Inc
(b)  IRS IDENT. NO.
(c) S.E.C. FILE NO.
025980
WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE
100 East Water Street	Sandusky	OH	44870
(b)
(e) TELEPHONE NO.

AREA CODE
800
NUMBER
645-4121
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD W Michael McLaughlin

  RELATIONSHIP TO ISSUER
Officer
(c) ADDRESS STREET	CITY	STATE	ZIP CODE

18543 Running Deer Lane, Lawrenceburg IN 47025

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)
(b)
SEC USE ONLY
(c)
Number of Shares or Other Units
To Be Sold
(See instr. 3(c))
(d)
Aggregate Market Value
(See instr. 3(d))
(e)
Number of Shares or Other Units Outstanding
(See instr. 3(e))
(f)
Approximate Date of Sale
(See instr. 3(f))
(MO.   DAY   YR.)
(g)
Name of Each Securities Exchange
(See instr. 3(g))
Title of the Class of Securities To Be Sold

Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

Broker-Dealer File Number






Common
Ameriprise
5905 E Galbraith Road Suite 4200 Cincinnati OH  45236


1,663

35,545.13


2/20/2019

NASDAQ

Common
  Ameriprise
5905 E Galbraith Road Suite 4200 Cincinnati OH  45236


9,337

196,640.95


2/20/2019

NASDAQ








INSTRUCTIONS:	3 .  (a)  Title of the class of securities to be sold
1. (a) Name of issuer (b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuers I.R.S. Identification Number
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuers S.E.C. file number, if any
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuers address, including zip code
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e) Issuers telephone number, including area code by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be  sold
2. (a)  Name of person for whose account the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such persons relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c) Such persons address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.SEC 1147 (08-07)

TABLE I SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


1






INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


Name and Address of Seller

Title of Securities Sold

Date of Sale
  Amount of Securities Sold

Gross Proceeds





REMARKS:


INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
February 20, 2019

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.
/s/ W Michael McLaughlin


DATE OF NOTICE	(SIGNATURE)


DATE OF  PLAN ADOPTION OR  GIVING OF   INSTRUCTION,

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy IF RELYING ON RULE 10B5-1 of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
SEC  1147  (02-08)